COLUMBIA ETF TRUST I

225 Franklin Street

Boston, MA 02110

July 6, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia ETF Trust I Columbia Multi-Sector Municipal Income ETF	Post-Effective Amendment No. 9 Registration Statement on Form N-1A File Nos. 333-209996 and 811-22736

Dear Mr. Cowan:

This letter responds to comments received in the form of comments on a copy of the above-referenced Post- Effective Amendment (the Filing) from the staff (Staff) of the Securities and Exchange Commission on May 29, 2018 for the Filing filed by and on behalf of Columbia ETF Trust I (the Registrant) on behalf of its series, Columbia Multi-Sector Municipal Income ETF (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

General

Comment 1:	Please confirm that the Sublicense Agreement, dated September 20, 2017, by and between Columbia Management Investment Advisers, LLC and Columbia ETF Trust I for the use of the Bloomberg Indexes and Bloomberg Marks, included as exhibit (h)(5) in the Filing is the license agreement for the Fund’s index.

Response:	So confirmed. Neither the Registrant nor the Fund is a party to the index license agreement.

Summary of the Fund

Fees and Expenses of the Fund

Comment 2:	At least five days prior to the effective date, please provide the completed Annual Fund Operating Expenses table for the Fund with the response letter.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Principal Investment Strategies

Comment 3:	In the Principal Investment Strategies section, please remove the “economic characteristics” language from the second sentence of the first paragraph. Please also supplementally confirm that the securities being referred to in the 80% policy disclosure are limited to “to be announced” (TBA) securities and depositary receipts relating to those component securities (and not derivatives).

Response:	The “economic characteristics” language has been removed, and the Principal Investment Strategies disclosure has been revised to address the Staff’s comment in this regard. Additionally, the Fund confirms that the securities being referred to in the 80% policy disclosure are limited to “to be announced” (TBA) securities and depositary receipts relating to those component securities (and not derivatives).

Comment 4:	Please clarify that the Fund’s investment in cash, cash equivalents and money market instruments, such as repurchase agreements and money market funds, are part of the 20% bucket.

Response:	The Principal Investment Strategies have been revised to address the Staff’s comments in this regard.

Comment 5:	Please provide the Staff with the Full Index Methodology (“White Paper” or “Product Sheet”) for the Fund.

Response:	The Full Index Methodology will be provided to the Staff in a separate correspondence.

Comment 6:	In the Principal Investment Strategies section, it states, “The Index was developed by Columbia Management working with the Index Provider.” Please explain supplementally, the extent of the involvement of the adviser in the creation and the development of the index. Please also explain whether Columbia Management owns any intellectual property or other rights to the Index. Also disclose any on-going involvement with the Index.

Response:	Columbia Management is responsible for the overall design of the Index, including determinations as to sector exposures and component selection criteria based on the Index Provider’s available data relating to sectors, issuers and securities, among other criteria. The Index Provider is solely responsible for administering the Index, including as to its calculation. Columbia Management, per its license agreement with the Index Provider, does not own any intellectual property in the Index.

Comment 7:	In the Beta Advantage® Multi-Sector Approach to U.S. Municipal Debt Market Investing section of the Principal Investment Strategies, please delete the word “including” and revise the first sentence of the first paragraph so that it is limited to tax-exempt bonds issued by state and local governments.

Response:	The Principal Investment Strategies have been revised to address the Staff’s comments in this regard.

Comment 8:	In the first paragraph of the Beta Advantage® Multi-Sector Approach to U.S. Municipal Debt Market Investing section of the Principal Investment Strategies it states, “The Index includes publicly issued U.S. dollar denominated, fixed rate municipal bonds at least two years from their maturity date.” Please explain if this is average weighted maturity, and indicate how this relates to the criteria as to maturity, etc. described further below in the Principal Investment Strategies as to each sector sub-index or indices.

Response:	The first paragraph of the Beta Advantage® Multi-Sector Approach to U.S. Municipal Debt Market Investing section of the Principal Investment Strategies has been revised as marked here: “The Index includes publicly issued U.S. dollar denominated, fixed rate municipal bonds ~~at least two years from their maturity date~~.” The disclosure, as reviewed by the Staff, was accurate in the sense that none of the five sectors will hold municipal bonds with less than two years remaining to maturity, but we determined to revise this disclosure as noted in the first sentence of this Response so as to avoid confusion with the sector descriptions that follow within the Principal Investment Strategies.

Comment 9:	In the Beta Advantage® Multi-Sector Approach to U.S. Municipal Debt Market Investing section of the Principal Investment Strategies, the last sentence of the first paragraph states that “all derivatives are excluded from the Index.” Please explain what “includes” means in the beginning of the sentence, as derivatives should be excluded from the Index.

Response:	The last sentence of the first paragraph in the Beta Advantage® Multi-Sector Approach to U.S. Municipal Debt Market Investing section of the Principal Investment Strategies states, “California bonds, Guam bonds, Puerto Rico bonds, U.S. Virgin Island bonds, [TO BE INSERTED: District of Columbia bonds,] other U.S. territories, commonwealths and possessions, pre-refunded bonds, insured bonds, floaters, callable bonds with less than 1 year to call, and derivatives are all excluded from the Index.” The immediately preceding sentence states, “The Index includes publicly issued U.S. dollar denominated, fixed rate municipal bonds [TO BE DELETED: at least two years from their maturity date].” Accordingly, no changes will be made to the Principal Investment Strategies as it currently indicates that derivatives are excluded from the Index.

Comment 10:	In the Beta Advantage® Multi-Sector Approach to U.S. Municipal Debt Market Investing section of the Principal Investment Strategies, please edit the first sentence of the second paragraph as follows: “… and high yield debt (also known as “junk bonds”) – the High Yield Debt Sector (10%).” (emphasis added)

Response:	The Principal Investment Strategies have been so revised.

Comment 11:	It appears that the Index’s components come from sub-set index or indices from the Parent Index (each of five sectors is one of the sub-sets), but this could be clearer. Consider revising for plain English.

Response:	After consideration, we have made certain clarifying edits to this disclosure, which notes, in particular, that each of the five sector’s component bonds, other than the Municipal High Yield Sector, is derived from a sub-set index or indices of the Bloomberg Barclays Municipal Bond Index (the Parent Index), which serves as each sector’s initial universe of securities eligible for inclusion in the Index.

Comment 12:	The second paragraph of the Beta Advantage® Multi-Sector Approach to U.S. Municipal Debt Market Investing section of the Principal Investment Strategies refers to the “High Yield Debt Sector.” Later in the Principal Investment Strategies there is a reference to “Bloomberg Barclays Municipal Bond: High Yield Index.” Please clarify the distinction.

Response:	The name of this sector index has been revised to Bloomberg Barclays Municipal High Yield Bond Index.

Comment 13:	The second paragraph of the Beta Advantage® Multi-Sector Approach to U.S. Municipal Debt Market Investing section of the Principal Investment Strategies states, “The number of securities in each of the five sector index models and the Index as a whole noted below are as of [March 31, 2018] and are subject to change.” Please further explain how this is subject to change.

Response:	This disclosure has been revised as follows: “The number of securities in each of the five sectors and the Index as a whole noted below are as of June 30, 2018 and may change over time.”

Comment 14:	The second paragraph of the Beta Advantage® Multi-Sector Approach to U.S. Municipal Debt Market Investing section of the Principal Investment Strategies states, “Each sector index model, as well as the Index itself, is market-value weighted.” Please explain market-weighted.

Response:	The term means that a bond’s weight within the Index is proportional to its outstanding market value.

Comment 15:	Please clarify that the Municipal Core Revenue Sector, Municipal Health Care Sector, Municipal High Quality Revenue Sector, Municipal Core GO Debt Sector, and Municipal High Yield Debt sector are all sub-indices of the Parent Index.

Response:	Please see Response to Comment 11 above.

Comment 16:	In the Beta Advantage® Strategy to Investing in the Municipal High Yield Debt Sector section of the Principal Investment Strategies please clarify if the Bloomberg Barclays Municipal Bond: High Yield Index is a separate index.

Response:	Please see Response to Comment 12 above.

Comment 17:	In the Principal Investment Strategies section, it states “The Fund may invest in privately placed and other securities or instruments that are purchased and sold pursuant to Rule 144A or other exemptions under the Securities Act of 1933, as amended (the 1933 Act), subject to liquidity determinations and certain regulatory restrictions.” Please explain how these investments help track the Index.

Response:	The disclosure has been revised to address the Staff’s concern in this regard.

Comment 18:	If the Index is currently concentrated in an industry or group of industries, please identify and disclose the associated risks.

Response:	The Index, and therefore the Fund, expects to be concentrated in the Municipal Core Revenue Sector and the Municipal Health Care Sector. The disclosure in the Principal Risks section has been revised to include the risks associated with such concentration.

Principal Risks

Comment 19:	In the Principal Risks section, please state any principal risks related to the policy that the Fund will concentrate to the extent that the index concentrates.

Response:	Please see Response to Comment 18 above.

Comment 20:	Please add “Management Risk” as the Fund uses a sampling strategy.

Response:	The risks of the use of a sampling strategy are described within Correlation/Tracking Error Risk included in the Principal Risks subsection of the More Information About the Fund section, which includes, in relevant part (emphasis added):

The factors that may adversely affect the Fund’s correlation with the Index include, among others, the size of the Fund’s portfolio, fees, expenses, transaction costs, income items, valuation methodology, accounting standards, the effectiveness of sampling techniques, changes in the Index and disruptions or illiquidity in the markets for the securities or other instruments in which the Fund invests. The Fund uses a “representative sampling” approach in seeking to track the performance of the Index, which is an indexing strategy that involves investing in only some of the components of the Index that collectively are believed to have an investment profile similar to that of the Index. Because the Fund uses a representative sampling approach, the Fund may not track the Index with the same degree of accuracy as would an investment vehicle replicating the entire Index. In addition, the Fund may invest in securities or other instruments not included in the Index. The Fund may take or refrain from taking investment positions for various reasons, such as tax efficiency purposes, or to comply with regulatory restrictions, which may negatively affect the Fund’s correlation with the Index.

Comment 21:	Please consider clarifying the Portfolio Turnover Risk disclosure to indicate that monthly rebalancing may contribute to the portfolio turnover.

Response:	While portfolio rebalancing is perhaps the main cause of portfolio turnover, it is not the sole cause of portfolio turnover. The Fund has determined that, rather than explain all the various circumstances that may give rise to portfolio turnover, the relevant risk disclosure is sufficient for investors to understand that investment in the Fund presents portfolio turnover risk, the rate of which will be made available to investors in the Fund’s annual update prospectus. Nonetheless, disclosure relating to monthly rebalancing has been added to the Additional Information on Portfolio Turnover subsection of the More Information About the Fund section.

Performance Information

Comment 22:	The Fund needs to compare its returns to a broad-based securities market index. The Index the Fund tracks does not satisfy this requirement.

Response:	We respectfully disagree with the Staff’s interpretation in this regard. Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index is administered by an organization that is not affiliated with the Fund, the Investment Manager or the Distributor. The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[1] The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries” (emphasis added).[2] The Registrant strongly believes that the Beta Advantage® Multi-Sector Municipal Bond Index is a broad-based securities index because it will typically hold a significant number of component securities (5,643 securities as of June 30, 2018), with exposure across five fixed income sectors, including core revenue, health care-related debt, high quality revenue bonds, general obligation bonds, and high yield debt. Given that the Fund intends to seek investment results that, before fees and expenses, closely correspond to the performance of the Index, and that the Index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries”, the Registrant strongly believes that the Index is not only appropriate but broad-based as well. In addition, in regards to the ability of a fund to select a broad-based index, the SEC stated (and the Registrant emphasizes here) that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests.”[3]

More Information About the Fund

Principal Investment Strategies

Comment 23:	The item 4 disclosure is supposed to be a summary of the detailed information in item 9. The strategy disclosure in the More Information About the Fund section is almost identical to the Summary of the Fund section. See IMGU 2014-08. Please revise.

[1]	Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).
[2]	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993).
[3]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Response:	After careful consideration, the Registrant has determined to leave the disclosure in the More Information About the Fund section and Summary of the Fund section as is, as the Registrant believes that such disclosure is consistent with Form N-1A and Staff guidance.

Principal Risks

Comment 24:	Please note that some of the risk disclosure in the More Information About the Fund section is identical to the risk disclosure in the Summary of the Fund section. Please revise.

Response:	After careful consideration, the Registrant has determined to modify certain principal risk disclosure in the Summary of the Fund section consistent with Form N-1A and Staff guidance.

Comment 25:	For the “Secondary Market Trading Risk” disclosure, please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained.

Response:	The relevant concern is addressed within “Fund Shares Liquidity Risk,” wherein, in relevant part, it is disclosed: “Although the Fund’s shares are listed on the Exchange, there can be no assurance that an active, liquid or otherwise orderly trading market for shares will be established or maintained by market makers or Authorized Participants, particularly in times of stressed market conditions.”

Additional Investment Strategies and Policies

Comment 26:	Please confirm that the Holding Other Kinds of Investments subsection is applicable since even the 20% bucket has to help track the Index. Please specify the other investments that help track the performance of the Index.

Response:	So confirmed. The current disclosure, as shown below (emphasis added), notes: (i) that the other investments are for the purpose of tracking the performance of the Index; (ii) where the other investment types and their risks are described; and (iii) where to locate the Fund’s holdings. Please also refer to the Additional Investment Strategies and Policies – 20% Asset Policy subsection of the More Information About the Fund section.

Holding Other Kinds of Investments

The Fund may hold other investments that are not part of its principal investment strategies but that are for the purpose of seeking to assist the Fund in tracking the performance of the Index. These investments and their risks are described below and/or in the SAI. The Fund may choose not to invest in certain securities described in this prospectus and in the SAI, although it has the ability to do so. Information on the Fund’s holdings can be found in the Fund’s shareholder reports or by visiting columbiathreadneedleetf.com.

Comment 27:	Please discuss the consequences of monthly re-balancing in the Additional Information on Portfolio Turnover subsection.

Response:	This disclosure has been revised to address the Staff’s concern.

Distributions and Taxes

Distributions to Shareholders

Comment 28:	Please consider adding disclosure stating that shareholders who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit.

Response:	The Fund does not intend or expect to return capital to investors. Should a circumstance arise where the Fund anticipates or does return capital to investors, it will disclose as such to investors, making clear that the distribution or any potential distribution includes an amount that is the investors’ (original) investment. As such, the Registrant has determined not to include the requested disclosure as it could confuse the investor in believing that the Fund intends to (regularly or otherwise) return capital to investors.

Taxes

Comment 29:	Please discuss the impact of monthly re-balancing in the Taxes section.

Response:	This disclosure has been revised to address the Staff’s concern.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

SAI Cover

Comment 30:	See Comment 43 regarding auditor’s consent, or delete the incorporation by reference.

Response:	Please see Response to Comment 43 below.

About the Trusts

Comment 31:	Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of Intraday Indicative Value (IIV) as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk. As IIV disclosure occurs in multiple places in the prospectus and SAI, this is a global comment.

Response:	The Registrant believes that the Staff’s concern is addressed within the following disclosure in the About the Trusts – Intraday Indicative Value section of the SAI (emphasis added). Similar disclosure is also included in the Fund’s prospectus (see “Limitations of Intraday Indicative Value (IIV) Risk” in the Summary of the Fund and the More Information About the Fund sections, and Buying and Selling Fund Shares – Intraday Indicative Value (IIV)).

Intraday Indicative Value

The Exchange intends to disseminate a Fund’s IIV, the approximate per share value of a Fund’s published basket of portfolio securities every 15 seconds. The IIV should not be viewed as a ‘‘real-time’’ update of the NAV per share of a Fund because (i) the IIV may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the Business Day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV, (iii) unlike the calculation of NAV, the IIV does not take into account Fund expenses, and (iv) the IIV is based on the published basket of portfolio securities and not on the Fund’s actual holdings. The IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market’s close (except such quotations may be updated to reflect currency fluctuations), which could affect premiums and discounts between the IIV and the market price of a Fund’s shares. The Funds, the Investment Manager and their affiliates are not involved in, or responsible for, any aspect of the calculation or dissemination of the Funds’ IIV, and the Funds, the Investment Manager and their affiliates do not make any warranty as to the accuracy of these calculations.

Fundamental and Non-Fundamental Investment Policies

Fundamental Policies

Comment 32:	In the D. Concentration – D1 section, please change “may concentrate” in the first sentence to “will be concentrated.”

Response:	With respect to the Fund, the disclosure has been revised to address the Staff’s concern. With respect to the other Columbia Funds, it is noted that each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities.

Comment 33:	Also in the D. Concentration – D1 section, please note (and clarify below) that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Alternatively, the Fund can provide an exception for these privative activity municipal securities as follows: “other than municipal securities backed principally from the assets and revenues of non-governmental users.”

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Each applicable fund, including the Fund, will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

Comment 34:	Also in the D. Concentration – D1 section, please add, as subpart (iii), that the Fund will consider the investment of underlying funds when determining compliance with its concentration policy.

Response:	The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that a Fund’s investments in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement. The Registrant notes that investing in underlying investment companies is not a principal investment strategy of the Fund. Additionally, the following non-fundamental investment policy, as disclosed in the Fundamental and Non-fundamental Investment Policies – Non-fundamental Policies – For each Index Fund: Additional Information About Concentration section of the SAI, is applicable to the Fund:

Additional Information About Concentration

Index rebalancings or other Index changes, or corporate actions relating to investments held by an Index Fund can subsequently cause the Fund to be concentrated when the Index is not, in which case the Fund will seek to exit the concentration as soon as reasonably practicable. The Fund may indirectly concentrate in a particular industry or group of industries through investments in underlying funds.

Comment 35:	Also in the D. Concentration – D1 section, please change “may” in the final sentence to “will be.”

Response:	Please see Response to Comment 32 above.

Comment 36:	The D. Concentration – D2 section indicates the use of net assets as a base to measure concentration and D1 indicates the use of total assets as the base to measure concentration. Please explain the reason for the distinction.

Response:	The disclosure with respect to concentration policy D2 is not applicable to the Fund. Each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities.

Comment 37:	Please apply other comments noted in the D. Concentration – D1 section, to policy D2, as applicable.

Response:	The disclosure with respect to concentration policy D2 is not applicable to the Fund. Each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. Please also see Responses to Comments 32, 33, and 34 above.

Non-fundamental Policies

Comment 38:	A fund with the term “municipal” in its name is a name suggesting that the fund’s distributions are exempt from federal income tax that must adopt an 80% fundamental policy. Please include a fundamental policy required by 35d-1(a)(4).

Response:	The Fund includes the following 80% policy in its Principal Investment Strategies (see Principal Investment Strategies in the Summary of the Fund and More Information About the Fund sections of the prospectus):

After a reasonable period after public launch, the Fund will invest at least 80% of its assets in securities within the Index. For purposes of this policy, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in bonds and other debt instruments issued by or on behalf of state or local governmental units whose interest is exempt from U.S. federal income tax. (emphasis added)

Comment 39:	In the For each Index Fund: Additional Information About Concentration section, the disclosure states that, if the index concentrates in the securities of a particular industry or group of industries, the Fund will concentrate its investments in the same industry or group of industries. Please disclose whether the index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Index is concentrated.

Response:	Please see Response to Comment 18 above.

Comment 40:	Regarding the For each Index Fund: Additional Information About Concentration section, please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response:	Please see Response to Comment 34 above.

Purchase, Redemption and Pricing of Shares

Transacting in Creation Units

Comment 41:	The Purchasing Creation Units – Order Cut-Off Time section indicates a cut-off time for Cash Value transactions. Please confirm supplementally that the ETF order allows for Cash Value transactions.

Response:	So confirmed.

PART C COMMENTS:

Comment 42:	For Exhibit (i), a new opinion of counsel will be needed because of the new series.

Response:	A new opinion of counsel will be included as an exhibit to the registration statement.

Comment 43:	For Exhibit (j), since the SAI incorporates by reference the annual report, which includes audited financial statements for other funds in the two Trusts, please include a consent from PwC as an exhibit to this filing.

Response:	Although PwC is listed as the Funds’ independent registered public accounting firm in the SAI, the Fund is new and has not commenced investment operations, and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

If you have any questions, please contact either me at (212) 850-1703 or Kayla Sylvia at (617) 385-9539.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.

Exhibit A

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management fees(a)	0.28%
Distribution and/or service (12b-1) fees	0.00%
Other expenses(b)	0.00%
Total annual Fund operating expenses	0.28%

(a)	Pursuant to the Investment Management Services Agreement with the Columbia ETF Trust I on behalf of the Fund (the IMS Agreement), Columbia Management Investment Advisers, LLC (the Investment Manager) pays the operating costs and expenses of the Fund, but not taxes, interest, brokerage expenses, portfolio transaction expenses, and infrequent and/or unusual expenses.
(b)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.